GK/AS/1560/2006



SEC file: 82-5036

Płock, 18 October 2006

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Washington, D.C. 20549

SUPPL

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed following documents:

- PKN ORLEN S.A. regulatory announcements from no 61/2006 to 63/2006;

Should you have any queries do not hesitate to contact the undersigned on the telephone numbers: +48 24 365 56 24 or mobile: +48 605 199 586.

Yours faithfully,

Magdalena Krzemińska
Investor Relations Department

Regulatory Announcement

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PKN ORLEN SA
SEC File
82-5036



Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Vice President Appointment
Released	18:24 17-Oct-06
Number	6231K

Regulatory announcement no 63/2006 dated October 17th, 2006
Mr. Piotr Kownacki has been appointed to the PKN ORLEN Management Board

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 17 October 2006 the PKN ORLEN Supervisory Board appointed Mr. Piotr Kownacki to the position of Vice President of the PKN ORLEN Management Board beginning from 23 October 2006.

Mr. Piotr Kownacki, age 52, graduated from the Law and Administration Department of Warsaw University. He specialised in constitutional and state law, especially in the regime of local administration bodies.
He started his professional career in 1979 at the Institute of Law Studies of the Polish Academy of Sciences, where he studied for a doctorate.
From 1983 to 1987 he was employed in the press office of the Sejm, and then for two years worked as an Adjudicating Counsellor in the Office of the Constitutional Tribunal. In November 1989, he was appointed to the position of Director of the Office of the Government Plenipotentiary for the Reform of Local Government Structures. In January 1991 he was nominated Undersecretary of State in the Office of the Council of Ministers.
Mr. Piotr Kownacki was a Vice-President of the Supreme Chamber of Control from 15 July 1991 to 3 August 1999.
After Mr. Kownacki left the Supreme Chamber of Control at his own request in August 1999, he held the position of Vice-President of the Bank for Environmental Protection (Bank Ochrony Srodowiska).
On 1 September 2001, he was once again appointed by the Marshal of the Sejm to the position of Vice-President of Supreme Chamber of Control.

Mr. Piotr Kownacki has declared that upon joining the Management Board of PKN ORLEN, he will not be involved in any activity that competes with PKN ORLEN; will not be a partner of any competing company; and will not be a member of any board of a competing incorporated company. Mr. Piotr Kownacki is not on the List of Insolvent Debtors kept on record on the National Court Register Act.

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Purchase of shares
Released	16:00 17-Oct-06
Number	6066K

Regulatory announcement no 62/2006 dated October 17th, 2006

Purchase of shares in ETYLOBENZEN Plock

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on October 16th, 2006, it signed with Firma Chemiczna DWORY, headquartered in Oswiecim, Poland, a contract of partnership under the name ETYLOBENZEN Plock Spolka z ograniczona odpowiedzialnoscia („ETYLOBENZEN Plock").

The initial capital of ETYLOBENZEN Plock amounts to PLN 12 m and is divided into 1,200 equal and indivisible shares with a par value PLN 10 000 of each share.

PKN ORLEN purchased 612 shares in ETYLOBENZEN Plock, representing 51% of the initial capital of ETYLOBENZEN Plock and 51% of votes at the General Meeting of shareholders of ETYLOBENZEN Plock, for the total price of PLN 6,120,000. The purchased shares in ETYLOBENZEN Plock will be paid for by PKN ORLEN in the form of a cash contribution of PLN 5,850,000 and non-cash contribution of PLN 270,000. The book value of the purchased shares in the PKN ORLEN books will be equal to the price of purchase.

Shares purchased by PKN ORLEN will be paid by the own sources of cash.

The Management Board of ETYLOBENZEN Plock consists of two persons: the President of the Management Board and Member of the Management Board. The Member of the Management Board is a PKN ORLEN employee.

ETYLOBENZEN Plock will be producing and selling organic chemicals.

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Regulatory Announcement

PKN ORLEN SA
SEC File
82-5036



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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Installation shutdown
Released	17:50 16-Oct-06
Number	5512K

Hydrocracking installation shut down in PKN ORLEN

Regulatory announcement no 61/2006 dated 16th October 2006

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company"), Central Europe's largest downstream oil company, herby informs that on October 13th, 2006 PKN ORLEN shut down its hydrotreatment plant in order to replace worn elements. The shut down of the unit has been scheduled for approximately 12 days, until the replacements are complete and final tests carried out. The facility's overhaul will be performed within a very fast pace, given that the standard period for such work is normally around 18 days. Given the above circumstances, PKN ORLEN has prepared a precise overhaul work-schedule together with different scenarios for the operations of other units.

PKN ORLEN will ensure that the hydrotreatment plant shut down will not adversely affect product supplies from PKN ORLEN. The company has arranged for imports of additional fuel volumes, which will completely offset any drop in production as a result of the shut down. This means that both wholesale contracts and retail outlet supplies will be fulfilled without interruption.

PKN ORLEN assessed that the stoppage of the hydrotreatment plant will reduce the PKN ORLEN unconsolidated financial result from operations for the fourth quarter 2006 by PLN 56 m.

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